Exhibit 99.1

Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - hotel operation and management; (iii) Medical Industries – (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India; and (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel..

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about its business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2013 included elsewhere in this current report on Form 6-K and in conjunction with our consolidated financial statements and the related notes and other financial information included in our current report on Form 6-K filed with the SEC on May 14, 2013.

Reclassification of trading property

"As response to the lingering real estate and financing crisis in CEE, and following a review of our annual financial statements by the SEC, management of the company came to a revised conclusion that the Group no longer retains sufficient historical experience of trading property realizations in order to clearly identify the actual operating cycle of our trading property. Under such circumstances, the operating cycle of 12 months is used for accounting reporting purposes resulting in the Group's trading property and corresponding borrowings presented as non-current assets and liabilities, respectively. This revised presentation is reflected in the condensed financial statements for the six months period ended on June 30, 2013 include in this 6-K  filling, and is to be reflected in an amendment of  our annual report on Form 20-F for 2012."

Six months ended June 30, 2013 compared to corresponding period in 2012

Consolidated income and revenues for the six months period ended June 30, 2013 amounted to NIS 237 million ($ 66 million) compared to NIS 306 million in the corresponding period in 2012.

The decrease is mainly attributable to gains recognized in the corresponding quarter of 2012 as follow: (i) Gain from sale of the Company's share in four Dutch hotels in the amount of NIS 54 million in March 2012; and (ii) Gain from selling the Gap operation in the total amount of 8 million in April 2012.

(i)
Revenues from hotel operations and management amounted to NIS 102 million ($28 million) in the first half of 2013 and 2012. The average occupancy rate in these hotels was approximately 74% in 2013 and 73% in 2012, and the average room rate increased from €93 in 2012 to €95 in 2013 for an average number of rooms of 1,026 in 2012 and 2013.

(ii)
Revenues from the sale of fashion retail and other decreased to NIS 66 million ($18 million) in the first half of 2013 compared to NIS 74 million in the corresponded period. The decrease was mainly attributable to the sale of the retail activity of GAP in April 2012, partially offset by the increase in the revenues attributable to the activity of Mango. The same store revenues in Mango amounted to NIS 62 million in 2013 compared to NIS 56 million in 2012.

(iii)
Rental income from commercial amounted to NIS 69 million ($19 million) in first half of 2013 and 2012. The average occupancy rates increased from 78%-98% in 2012 to 76%-100% in 2013. PC's business model in respect of its commercial centers is to develop, rent and than sell the properties to third parties. Therefor the incomes from the commercial centers in the first half of 2013 and 2012 represented, only the lease income from the commercial and may not be sustainable in the future once PC will sell the commercial centers as part of its business cycle.

Expenses and losses

Our expenses and losses in 2013 amounted to NIS 820 million ($227 million) compared to NIS 477 million in the corresponded period in 2012. Set forth below is an analysis of our expenses and losses:

(iv)	Cost of hotel operations and management amounted to NIS 93 million ($26 million) in the first half year of 2013 and 2012.

(v)
Cost of fashion apparel and other decreased to NIS 65 million ($18 million) in the first half of 2013 compared to NIS 83 million in the corresponded period in 2012. The decrease resulted from the sale of the retail activity of GAP in April 2012.

(vi)
Expenses of commercial and entertainment centers decreased to NIS 57 million ($16 million) in the first half of 2013 compared to NIS 72 million in the corresponded period in 2012. The decrease is resulted from decrease in the Fantasy Park operation and to increasing efficiency during 2013 in PC's general and administrative expenses.

(vii)
General and administrative expenses increased to NIS 31 million ($9 million) in the first half of 2013 compared to NIS 25 million in corresponded period in 2012. The increase in mainly attributable to the arrangement costs.

Six months ended June 30, 2013 compared to corresponding period in 2012 (Cont.)

(viii)
Share in losses of associated net amounted to NIS 66 million ($ 18 million) in the first half of 2013 compared to NIS 10 million in the corresponded period. The losses in the first half of 2013 is attributable to losses from sale of project in India by PC in the total amount of NIS 50 million and to losses in the amount of NIS 13 million from Insightec operations which was presented as discontinued operation in the corresponded period.

(ix)
Financial expenses, net amounted to NIS 143 million ($ 40 million) in the first half of 2013 compared to NIS 180 million in the corresponded period in 2012. The decrease of NIS 37 million relates mainly to the following:

•
A decrease in the amount of NIS 42 million ($ 12 million) in non-cash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss.

•
A decrease in the amount of NIS 14 million ($ 4 million) in exchange rate differences expenses mainly attributable to the effect of the change in the exchange rate between the Euro and NIS on PC’s notes, which are recorded in NIS and are measured in EURO.

Offset by:

•
An increase in the amount of NIS 19 million ($ 5 million) in interest and CPI- linked borrowing expenses, net, attributable mainly to (i) increase in PC interest expenses due to reduce in interest capitalized to qualified assets; (ii) decrease in PC’s interest income from short term deposit and investment; offset by (iii) decrease in the Israeli consumer price index expenses, to which our and some of PC’s notes are linked (0.71% in the first half year of 2013, compared to 1.25% corresponded period in 2012).

(x)
Write-down, charges and other expenses, net, increased to NIS 366 million ($101 million) in the first half of 2013 compared to NIS 14 million in the corresponded period in 2012. The write down and other expenses in the first half year of 2013 is attributable mainly to the write-down in PC’s trading property and held for sell investment property in Eastern Europe in the amount of NIS 309 million ($ 85 million), as well as impairment of certain assets in the hotel division in the amount of NIS 33 ($ 9 million) and impairment of goodwill related to our operations in Varcode.

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 583 million ($161 million) in the first half of 2013 compared to NIS 170 million in the corresponded period in 2012.

Tax benefit amounted to NIS 1 million ($0.4 million) in the first half of 2013 and 2012.

The above resulted in loss from continuing operations in the amount of NIS 581 million ($161 million) in the first half of 2013 compared to NIS 169 million in the corresponded period in 2012.

Loss from discontinued operations, net, amounted to NIS 3 million ($1 million) in the first half year of 2013 compared to NIS 108 million in the corresponded period in 2012. The amount of the discontinued operation in the first half of 2012 is attributable to our U.S investment properties operation which was sold during 2012 and to the results of Insightec operation due to loss of control in 2012.

The above resulted in a loss of NIS 585 million ($166 million) in the first half year of 2013, of which a loss of NIS 433 million ($120 million) was attributable to our equity holders and NIS 152 million ($42 million) was attributable to the non-controlling interest. The loss in the first half year of 2012 included NIS 244 million attributable to our equity holders and NIS 33 million attributable to the non-controlling interest.

Six months ended June 30, 2013 compared to corresponding period in 2012 (Cont.)

(i)	The following table provides supplemental information of our results of operations per segment, for the first half year ended June 30, 2013 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	Fashion Apparel	Residential	Other and Allocations*	Total
Revenues	102	-	29	66	-	(29)	168
Rental income from commercial centers	-	69	-	-	-	-	69
Costs and expenses	92	56	58	65	5	(58)	218
Financial expenses (income), net	21	43		1		2	67
Other expenses (income), net	33	312			2	14	361
Share in losses of associates, net	-	47	1			18	66
Segment loss	(44)	(389)	(30)	-	(7)	(6)	(476)
Unallocated general and administrative expenses							(31)
Unallocated financial expenses							(76)
Loss before income taxes							(583)
Tax benefits							2
Loss from continuing operations							(581)
Loss from discontinued operation							(3)
Loss for the year							(584)